Filed by: Triton International Limited

Commission File No.: 001-37827

Pursuant to Rule 425 under the Securities Act of 1933 and

Deemed filed pursuant to Rule 14a-6(b) under the Securities Exchange Act of 1934

Subject Company: Triton International Limited (Commission File No.: 001-37827)

The following letter was sent by Triton International Limited to its shareholders beginning on August 2, 2023.

August 2, 2023

Dear Fellow Shareholder:

We previously sent you proxy materials for the special general meeting of shareholders of Triton International Limited to be held on August 24, 2023 in connection with the proposed acquisition of Triton by Brookfield Infrastructure. To date, we have not received your vote. The Triton board of directors unanimously recommends voting FOR all proposals at the special general meeting.

To ensure that your shares are represented at the meeting, please vote TODAY with your mobile device, via the Internet, by telephone or by signing, dating and returning the hard-copy proxy card or voting instruction form. If you received this letter by email you may also vote by simply clicking the “VOTE NOW” button in the accompanying email.

Thank you for your support,

Brian M. Sondey

Chairman and Chief Executive Officer

Additional Information and Where to Find It

In connection with the proposed transaction, BIP and BIPC filed a Registration Statement, including a joint prospectus of BIP and BIPC and a definitive proxy statement of Triton. The Registration Statement was declared effective by the SEC on July 6, 2023, and the definitive proxy statement was filed by Triton on July 6, 2023. Each of BIP, BIPC and Triton may also file other relevant documents with the SEC and, in the case of BIP and BIPC, with the applicable Canadian securities regulatory authorities, regarding the proposed acquisition. This communication is not a substitute for the Registration Statement, the proxy statement/joint prospectus or any other document that BIP, BIPC or Triton may file with the SEC and, in the case of BIP and BIPC, with the applicable Canadian securities regulatory authorities, with respect to the proposed transaction. The definitive proxy statement/joint prospectus has been mailed to Triton’s shareholders of record as of July 3, 2023. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/JOINT PROSPECTUS, ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC OR APPLICABLE CANADIAN SECURITIES REGULATORY AUTHORITIES CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT BIPC, TRITON AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of these materials and other documents containing important information about BIP, BIPC, Triton and the proposed transaction, once such documents are filed with the SEC free of charge through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC or applicable Canadian securities regulatory authorities by BIP and BIPC will be made available free of charge on BIP and BIPC’s website at https://bip.brookfield.com/bip/reports-filings/regulatory-filings. Copies of documents filed with the SEC by Triton will be made available free of charge on Triton’s investor relations website at https://www.tritoninternational.com/investors.

No Offer or Solicitation

This communication is for information purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Participants in the Solicitation

BIP, BIPC, Triton and their respective directors and certain of their executive officers and other employees may be deemed to be participants in the solicitation of proxies from Triton’s shareholders in connection with the proposed transaction. Information about Triton’s directors and executive officers is set forth in the proxy statement for Triton’s 2023 Annual Meeting of Shareholders, which was filed with the SEC on March 15, 2023. Information about BIP’s directors and executive officers is set forth in BIP’s Annual Report on Form 20-F, which was filed with the SEC on March 17, 2023 and BIPC’s directors and executive officers is set forth in BIPC’s Annual Report on Form 20-F, which was filed with the SEC on March 17, 2023. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus and other relevant materials regarding the acquisition that have been filed with the SEC in respect of the proposed transaction. These documents can be obtained free of charge from the sources indicated above in “Additional Information and Where to Find It”.